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                 June 19, 2020

       Zhixin Liu
       President and Chief Executive Officer
       Datasea, Inc.
       20th Floor, Tower B, Guorui Plaza,1 Ronghua South Road
       Technological Development Zone
       Beijing, People's Republic of China 100176

                                                        Re: Datasea, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 15, 2020
                                                            File No. 333-239183

       Dear Ms. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or Jan Woo, Legal
       Branch Chief, at (202) 551-3453, with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology